SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

AFFILIATE OFFICES

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

January 12, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Mr. Ryan Rohn

Ms. Christine Dietz

Mr. Jeff Kauten

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Huami Corporation (CIK No. 0001720446)

Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Rohn, Ms. Dietz, and Mr. Kauten:

On behalf of our client, Huami Corporation, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on December 29, 2017.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s response to the comment contained in the letter from the staff of the Commission (the “Staff”) dated January 5, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

January 12, 2018

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

Critical Accounting Policies

Share-based payment, page 82

1.	Please tell us when the 1.7 million restricted stock units were issued in 2017 and the fair value of the underlying ordinary shares on the date of the grant.

The Company respectfully advises the Staff that the 1.7 million restricted stock units were issued on August 27, 2017. The fair value of the underlying ordinary shares on the date of the grant was US$1.93 per share.

Fair Value of Ordinary Shares, page 83

2.	Please provide us with a breakdown of any share options or other share-based awards granted subsequent to September 30, 2017 through the date of effectiveness and the fair value of the underlying ordinary shares at the grant date. Also, please consider updating the table accordingly. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations.

The Company respectfully advises the Staff that the Company has not issued any share options or other share-based awards subsequent to September 30, 2017 through the date of this letter. The Company further confirms that it currently does not intend on issuing any further options or other share-based awards prior to the offering. If, however, any options or other share-based awards were granted prior to the effectiveness of the Registration Statement, the Company undertakes that it would update the Registration Statement to reflect the change, and to the extent there are any significant fluctuations in the fair values from period-to-period, it would describe to the Staff the factors that led to these fluctuations.

Notes to the Consolidated Financial Statements for the Nine Months Ended September 30, 2016 (Unaudited) and 2017

Note 24. Subsequent Events, page F-97

U.S. Securities and Exchange Commission

January 12, 2018

3.	If material, for any share option or other share-based awards granted subsequent to the most recent balance sheet date, please revise to disclose the expected impact that the additional awards will have on stock-based compensation expense in future periods. Refer to ASC 855-10-50-2(b).

The Company respectfully advises the Staff that it has not granted any share option or other share-based awards subsequent to the most recent balance sheet date.

*    *     *

U.S. Securities and Exchange Commission

January 12, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Mark Lian, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10-8520-7156 or via email at mlian@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Wang Huang, Chief Executive Officer, Huami Corporation

David Cui, Chief Financial Officer, Huami Corporation

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mark Lian, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Partner, Kirkland & Ellis International LLP

4